May 16, 2025

Robert Lim
Chief Executive Officer
iSpecimen Inc.
8 Cabot Road, Suite 1800
Woburn, MA 01801

       Re: iSpecimen Inc.
           Registration Statement on Form S-1
           Filed May 2, 2025
           File No. 333-286958
Dear Robert Lim:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed May 2, 2025
Prospectus Summary, page 1

1. We note you expect to receive $2,770,000 in net proceeds from this offering and you intend to use approximately $1,000,000 of the net proceeds to fund the initial milestone payment to Sales Stack Solutions Corp. "for the acquisition, integration, and maintenance of the SalesStack technology platform." We note Section 6 of the term sheet with Sales Stack Solutions Corp., filed as Exhibit 10.46, states: "this Term
       Sheet is intended as a statement of mutual intentions and does not constitute a binding obligation on either party. Binding obligations will arise only upon the execution and delivery of the definitive agreement." Please revise the prospectus to discuss the material terms of this term sheet and please disclose clearly if there are any risks stemming from the non-binding nature of this term sheet. If there are risks, please revise to discuss the potential consequences if the definitive agreement is not executed
 May 16, 2025
Page 2

       and delivered. Additionally, we note you intend to use approximately $1,000,000 of the net proceeds for "marketing and advertising services" to be provided by IR
       Agency LLC. Please expand your disclosure here to discuss the material terms of this agreement. Finally, disclose if either party is a related party pursuant to Item 404 of
       Regulation S-K.
Use of Proceeds, page 12

2. We note the sensitivity analysis provided in the use of proceeds table. Given this is a firm commitment offering, please explain to us why you included a sensitivity analysis. Please also revise the table to depict the use of proceeds that the Company states the intended uses are for. Specifically, we note your disclosure on page 12 that the intended uses are for "approximately $1,000,000 of the net proceeds for marketing and advertising services to be provided by IR Agency LLC,"
"approximately
       $1,000,000 of the net proceeds to fund the initial milestone payment to Sales Stack
       Solutions Corp., a British Columbia company, pursuant to a signed term sheet for the acquisition, integration, and maintenance of the SalesStack technology platform," and the "remaining net proceeds will be used for working capital and general corporate purposes." Therefore, it is unclear why you list other and more general uses of proceeds in this table.
Incorporation of Certain Information by Reference, page 23

3. Please revise to incorporate by reference each of the current reports on Form 8-K required pursuant to Item 12(a)(2) of Form S-1, which requires incorporation by reference of all current reports filed pursuant to Section 13(a) or 15(d) of the
       Exchange Act since the end of the fiscal year covered by the registrant's latest annual report on Form 10-K.
Signatures, page II-10

4. Instruction 1 to Signatures on Form S-1 requires, in relevant part, that the registration statement is signed by the company's principal financial officer, controller or principal accounting officer. If the person who performs the functions of your principal financial officer, controller or principal accounting officer currently has a signature line on the registration statement, please revise the corresponding parenthetical descriptor under the Title column to indicate that such person is, or also is, signing in the capacity of your principal financial officer, controller or principal accounting officer. We note that the certification of your "Principal Financial Officer" filed as
       Exhibit 31.2 to your Form 10-K for the year-ended December 31, 2024, was signed by
       Yuying Liang, who has not signed this registration statement, as your "Principal
       Accounting and Financial Officer."
 May 16, 2025
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Nicholas O'Leary at 202-551-4451 or Margaret Sawicki at 202-551-
7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Ross Carmel, Esq.